UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Watford Holdings Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G94787101

(CUSIP Number)

Kelso Investment Associates X, L.P.
c/o Kelso & Company
320 Park Avenue, 24th Floor
New York, New York 10022
(212) 350-7700

with copies to:

Michael Diz
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

February 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G94787101

1	NAME OF REPORTING PERSON Kelso Investment Associates X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,153 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 204,153 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,153 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages of ownership of the Common Shares by Reporting Persons presented in this statement assume an aggregate of 19,886,979 shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2020.

CUSIP No. G94787101

1	NAME OF REPORTING PERSON KEP X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,459 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 22,459 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,459 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Shares by Reporting Persons presented in this statement assume an aggregate of 19,886,979 shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

CUSIP No. G94787101

1	NAME OF REPORTING PERSON KSN Fund X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,788 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,788 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,788 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages of ownership of the Common Shares by Reporting Persons presented in this statement assume an aggregate of 19,886,979 shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020..

CUSIP No. G94787101

1	NAME OF REPORTING PERSON Kelso GP X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 207,941 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 207,941 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,941 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)       All percentages of ownership of the Common Shares by Reporting Persons presented in this statement assume an aggregate of 19,886,979 shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

CUSIP No. G94787101

1	NAME OF REPORTING PERSON Kelso GP X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 207,941 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 207,941 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,941 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Shares by Reporting Persons presented in this statement assume an aggregate of 19,886,979 shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

Item 1.	Security and Issuer

This statement relates to the common shares, par value $0.01 per share (the “common shares”), of Watford Holdings Ltd., Bermuda company limited by shares (the “Issuer”). The address of the principal executive offices of the Issuer is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2.	Identity and Background

(a)-(c)                     This statement is filed jointly by Kelso Investment Associates X, L.P., a Delaware limited partnership (“KIA”), KEP X, LLC, a Delaware limited liability company (“KEP”), KSN Fund X, L.P., a Delaware limited partnership (“KSN”), Kelso GP X, L.P., a Delaware limited partnership (“Kelso LP”), and Kelso GP X, LLC, a Delaware limited liability company (“Kelso GP”) (the “Reporting Persons” and each, a “Reporting Person”) with respect to the common shares of the Issuer directly owned KIA, KEP and KSN (together, the “Kelso Funds”). Kelso LP is the general partner of each of KIA and KSN, and Kelso GP is the general partner of Kelso LP. The address of the principal office of each of the Reporting Persons is 320 Park Avenue, 24th Floor, New York, NY 10022

The agreement among the Reporting Persons relating to the joint filing of this statement is filed as Exhibit 99.6 hereto.

Please see Annex A for information regarding the directors and executive officers of Kelso GP and KEP.

(d)       None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Except as otherwise indicated on Schedule A, each of the individuals referred to on Annex A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of October 9, 2020 (as amended by Amendment No. 1, dated November 2, 2020, the “Merger Agreement”), by and among Arch Capital Group Ltd., a Bermuda company limited by shares (“Arch”), the Issuer and Greysbridge Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Arch, Arch agreed to acquire all of the common shares of the Issuer not already owned by Arch Re Bermuda at a cash purchase price of $35.00 per common share. In connection with the transactions contemplated by the Merger Agreement, the Issuer, Arch Re Bermuda and Gulf Re entered into a voting and support agreement, dated as of October 9, 2020, pursuant to which, among other things, each of Arch Re Bermuda and Gulf Re agreed to vote the common shares held by it in favor of the merger. On November 2, 2020, pursuant to an assignment and assumption agreement between Arch and Greysbridge Holdings Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Arch (“Holdco”), Arch assigned its rights under the Merger Agreement to Holdco.

On February 16, 2021, (i) Arch Re Bermuda sold 230,400 common shares in the aggregate to the Kelso Funds pursuant to a purchase agreement among the Kelso Funds and Arch Re Bermuda (the “Kelso Purchase Agreement”), and (ii) Arch Re Bermuda sold 230,400 common shares to WP Windstar Investments Ltd. (“WP Windstar”) pursuant to a purchase agreement between WP Windstar and Arch Re Bermuda. The foregoing sales are referred to herein as the “Co-Investor Transfers.” The funds for the Kelso Funds’ purchase of the common shares pursuant to the Kelso Purchase Agreement were provided by Kelso & Company on behalf of its managed funds.

In connection with the Co-Investor Transfers, (i) the Kelso Funds entered into a voting and support agreement, dated as of February 16, 2021 (the “Kelso Voting and Support Agreement”), with the Issuer, pursuant to which, among other things, each of the Kelso Funds agreed to vote the common shares held by it in favor of the merger, and (ii) WP Windstar entered into a voting and support agreement, dated as of February 16, 2021, with the Issuer, pursuant to which, among other things, WP Windstar agreed to vote the common shares held by it in favor of the merger.

To enable Holdco to fund payment of the cash merger consideration, Holdco obtained equity commitments as follows: (i) pursuant to an equity commitment letter, dated as of February 16, 2021, among Holdco and the Kelso Funds (the “Kelso Equity Commitment Letter”), the Kelso Funds committed to make an aggregate cash contribution of up to $201,936,000 and to contribute to Holdco the 230,400 common shares of the Issuer owned by the Kelso Funds, (ii) pursuant to an equity commitment letter, dated as of February 16, 2021, among Holdco, certain funds managed by Warburg Pincus LLC (“Warburg Pincus”) and WP Windstar, such funds committed to make an aggregate cash contribution of up $201,936,000 and WP Windstar committed to contribute to Holdco the 230,400 common shares of the Issuer owned by WP Windstar, and (iii) pursuant to an equity commitment letter, dated as of February 16, 2021, between Holdco and Arch Re Bermuda, Arch Re Bermuda committed to make a cash contribution of up to $208,628,000 and to contribute to Holdco the 2,039,200 common shares of the Issuer owned by Arch Re Bermuda (collectively, the “Equity Financing”). The source of funds for the Kelso Funds’ cash commitment in respect of the Equity Financing is expected to be capital contributions from their respective limited partners. Upon consummation of the Equity Financing, Arch Re Bermuda will own 40% of Holdco, the Kelso Funds will own 30% of Holdco, and funds managed by Warburg Pincus will own 30% of Holdco. Upon consummation of the merger pursuant to the Merger Agreement, Holdco will be the sole shareholder of the Issuer.

In connection with the foregoing, (i) Holdco, Arch Re Bermuda, KIA and WP Windstar entered into an interim investors agreement, dated as of February 16, 2021 (the “Interim Investors Agreement”), pursuant to which such parties have agreed, in relevant part, to vote all shares of any voting securities of the Issuer owned by them in favor of the merger, not to transfer any equity interests of the Issuer that each party holds directly or indirectly without the other parties’ consent and to share certain expenses incurred in connection with the merger, and (ii) Arch, Kelso & Company and Warburg Pincus entered into a participant agreement, dated as of September 3, 2020 (the “Participant Agreement”), pursuant to which such parties have agreed to share certain expenses incurred in connection with the merger.

The foregoing descriptions of each of the Kelso Purchase Agreement, the Kelso Voting and Support Agreement, the Kelso Equity Commitment Letter, the Interim Investors Agreement and the Participant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this statement and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof are hereby incorporated by reference into this Item 4.

The purpose of the merger is to enable Holdco to acquire all of the common shares of the Issuer so that Holdco can operate the Issuer as a privately held company while retaining access to the Issuer’s underwriting platform and its licenses in Bermuda, the United States and Europe. The purpose of the Co-Investor Transfers is to enable the common shares transferred to be voted by the transferees in favor of the merger. In addition, in connection with the merger:

•	Dividend rate or policy, or indebtedness or capitalization. After the merger, the Issuer’s dividend policy with respect to its common shares will be determined by the board of the surviving company and the surviving company’s sole shareholder, which will be Holdco. Holders of the Issuer’s preference shares will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions after the merger as are applied to the preference shares prior to the merger.

•	Board of directors; management. At the effective time of the merger, the director(s) of Greysbridge Ltd. immediately prior to the effective time will become the initial director(s) of the surviving company.

•	Delisting and deregistration of the Issuer’s equity securities. After the merger, the Reporting Persons expect that the Issuer’s common shares will be delisted from the Nasdaq Global Select Market, and the registration of the common shares under the Exchange Act will be terminated pursuant to Section 12(g)(4) of the Exchange Act. The Issuer’s preference shares will remain outstanding and, so long as the preference shares remain outstanding, the Issuer will remain obligated to file reports under the Exchange Act. If the Issuer’s outstanding preference shares are redeemed, the Reporting Persons expect that the Issuer’s preference shares thereafter would be delisted from the Nasdaq Global Select Market, and registration of the preference shares under the Exchange Act would be terminated pursuant to Section 12(g)(4) of the Exchange Act.

In addition to the foregoing, the Reporting Persons may communicate with current or prospective shareholders of the Issuer or other interested or relevant parties, concerning the business, operations, board composition, management, strategy and future plans of the Issuer and the matters set forth in this Item 4. The Reporting Persons have retained, and may in the future retain, advisors or consultants to assist them in evaluating their investment in the Issuer. The Reporting Persons may exchange information with any of the foregoing persons pursuant to confidentiality or similar agreements. The Reporting Persons may, at any time and from time to time, review and reconsider their position or change their purpose or take actions with respect to their investment in the Issuer as they deem appropriate, including formulating other plans, making other proposals or changing their intention with respect to the matters referred to in this Item 4.  The Reporting Persons may also take steps to explore and prepare for various plans and actions, and hire advisors or consultants and consider potential proposals, before forming a plan or intention to engage in any such plan or action. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The aggregate number and percentage of the common shares beneficially owned by each Reporting and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this statement and are incorporated herein by reference. Calculations of the percentage of the common shares beneficially owned are based on a total of 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, filed with the SEC on November 10, 2020.

Kelso LP and Kelso GP may be deemed to have beneficial ownership of the common shares held by KIA and KSN because (i) Kelso LP is the general partner of each of KIA and KSN and (ii) Kelso GP is the general partner of Kelso LP. Each of Kelso LP and Kelso GP disclaim beneficial ownership of all securities owned of record, or deemed beneficially owned by, KIA, KSN or KEP, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of such securities for any purpose. In addition, due to their common control, KIA and KSN could be deemed to beneficially own each other’s securities. Each of KIA and KSN disclaim such beneficial ownership and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all such securities for any purpose. To the best knowledge of the Reporting Persons, none of the individuals listed on Annex A attached hereto beneficially owns any common shares.

In addition, by virtue of the agreements discussed in Item 3 of this statement, the Reporting Persons, WP Windstar and Arch may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. In the aggregate, such group would beneficially own 2,500,000 common shares, representing 12.57% of the outstanding common shares.

The following table sets forth the beneficial ownership of common shares of the Issuer as of the date hereof by persons that may, together with the Reporting Persons, be deemed to comprise a group for purposes of Rule 13d-3 under the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by such persons, and inclusion of these securities in this statement shall not be deemed an admission of beneficial ownership of such securities for any purpose.

Name of beneficial owner	Number of common shares	Percentage of outstanding common shares
Arch Capital Group Ltd. (1)	2,039,200	10.3%
Arch Reinsurance Ltd.	2,039,200	10.3%
Gulf Reinsurance Limited (1)	0	-
Greysbridge Holdings Ltd. (1)	0	-
Greysbridge Ltd. (1)	0	-
WP Windstar Investments Ltd.	230,400	1.2%
Warburg Pincus (Callisto) Global Growth (Cayman), L.P. (2)	38,453	*
Warburg Pincus (Europa) Global Growth (Cayman), L.P. (2)	37,256	*
Warburg Pincus Global Growth-B (Cayman), L.P. (2)	26,989	*
Warburg Pincus Global Growth-E (Cayman), L.P. (2)	23,040	*
Warburg Pincus Global Growth Partners (Cayman), L.P. (2)	9,204	*
WP Global Growth Partners (Cayman), L.P. (2)	3,298	*
Warburg Pincus Financial Sector (Cayman), L.P. (2)	82,186	*
Warburg Pincus Financial Sector-D (Cayman), L.P. (2)	2,396	*
Warburg Pincus Financial Sector Partners (Cayman), L.P. (2)	7,578	*
Warburg Pincus (Cayman) Global Growth GP, L.P. (2)	138,240	*
Warburg Pincus (Cayman) Global Growth GP LLC (2)	138,240	*
Warburg Pincus (Cayman) Financial Sector GP, L.P. (2)	92,160	*
Warburg Pincus (Cayman) Financial Sector GP LLC (2)	92,160	*
Warburg Pincus Partners II (Cayman), L.P. (2)	230,400	1.2%
Warburg Pincus (Bermuda) Private Equity GP Ltd. (2)	230,400	1.2%
Warburg Pincus LLC (2)	230,400	1.2%

*Denotes beneficial ownership of less than 1%.

(1) Arch Capital Group Ltd., a Bermuda exempted company with limited liability (“Arch”), may be deemed to have beneficial ownership of the common shares held by Arch Reinsurance Ltd. (“Arch Re Bermuda”) because Arch is the parent company of Arch Re Bermuda. Each of Gulf Reinsurance Limited, a Dubai company (“Gulf Re”), Greysbridge Holdings Ltd., a Bermuda exempted company with limited liability (“Greysbridge Holdings”), and Greysbridge Ltd., a Bermuda exempted company with limited liability (“Greysbridge”), is a wholly owned subsidiary of Arch and may, together with Arch and Arch Re Bermuda, be deemed to comprise a group for purposes of Rule 13d-3 under the Exchange Act. Each of Gulf Re, Greysbridge Holdings and Greysbridge disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by Arch and Arch Re Bermuda, and inclusion of Gulf Re, Greysbridge Holdings and Greysbridge in this report shall not be deemed an admission of beneficial ownership by Gulf Re, Greysbridge Holdings and Greysbridge of any of the reported securities for any purpose.

(2) Each of the following may be deemed to have beneficial ownership of the common shares held by WP Windstar:

Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., and WP Global Growth Partners (Cayman), L.P. (collectively, the “WP Global Growth Funds”) and Warburg Pincus Financial Sector (Cayman), L.P., Warburg Pincus Financial Sector-D (Cayman), L.P., and Warburg Pincus Financial Sector Partners (Cayman), L.P. (collectively, the “WP Financial Sector Funds”), each a Cayman Islands exempted company with limited liability that holds the equity interests of WP Windstar; Warburg Pincus (Cayman) Global Growth GP, L.P., a Cayman Islands exempted limited partnership (“WPGG Cayman GP”) and the general partner of each of the WP Global Growth Funds; Warburg Pincus (Cayman) Global Growth GP LLC, a Delaware limited liability company (“WPGG Cayman GP LLC”) and the general partner of WPGG Cayman GP; Warburg Pincus (Cayman) Financial Sector GP, L.P., a Cayman Islands exempted limited partnership (“WPFS Cayman GP”) and the general partner of each of the WP Financial Sector Funds; Warburg Pincus (Cayman) Financial Sector GP LLC, a Delaware limited liability company (“WPFS Cayman GP LLC”) and the general partner of WPFS Cayman GP; Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”) and the managing member of WPGG Cayman GP LLC and WPFS Cayman GP LLC; Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”) and the general partner of WPP II Cayman; and Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages the WP Global Growth Funds and WP Financial Sector Funds. Parties listed above are collectively referred to as the “Warburg Pincus Reporting Persons”. Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the securities owned of record, or deemed beneficially owned by WP Windstar, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.

All percentages in this Item 5 are calculated are based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, filed with the SEC on November 10, 2020.

(c) On February 16, 2021, Arch Re Bermuda sold the following number of common shares to the Reporting Persons pursuant to the Kelso Purchase Agreement, in each case in a private sale at a price per share equal to $34.66 (which was the closing price of the common shares of the Issuer on February 12, 2021, on the Nasdaq Global Select Market): (i) 204,153 common shares to KIA; (ii) 22,459 common shares to KEP; and (iii) 3,788 common shares to KSN.

(d) No person has the power to direct the receipt of dividends from or the proceeds from the sale of, the common shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The description of the Joint Filing Agreement under Item 2 of this statement and the information contained in Items 3, 4 and 5 of this statement is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
99.1	Voting and Support Agreement, dated as of February 16, 2021, between Watford Holdings Ltd., Kelso Investment Associates X, L.P., KEP X, LLC, and KSN Fund X, L.P.
99.2	Amended and Restated Interim Investors Agreement, dated as of February 16, 2021, by and among Arch Reinsurance Ltd., Kelso Investment Associates X, L.P., and WP Windstar Investments Ltd. (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed on February 19, 2021 by Arch Capital Group Ltd., Arch Reinsurance Ltd., Gulf Reinsurance Limited, Greybridge Holdings Ltd. and Greysbridge Ltd. (the “Arch Schedule 13D”)).
99.3	Equity Commitment Letter, dated as of February 16, 2021, by and between Kelso Investment Associates X, L.P., KEP X, LLC, and KSN Fund X, L.P. and Greysbridge Holdings Ltd.
99.4	Purchase Agreement, dated as of February 16, 2021, between Arch Reinsurance Ltd. and Kelso Investment Associates X, L.P., KEP X, LLC, and KSN Fund X, L.P. (incorporated by reference to Exhibit 99.10 to the Arch Schedule 13D).
99.5	Participant Agreement, dated as of September 3, 2020, among Kelso & Company, Warburg Pincus LLC and Arch Capital Group Ltd. (incorporated by reference to Exhibit 99.11 to the Arch Schedule 13D).
99.6	Joint Filing Agreement, dated as of February 26, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2021

KELSO INVESTMENT ASSOCIATES X, L.P.

Signature:	/s/ William Woo
By: Kelso GP X, L.P., its general partner; by Kelso GP X, LLC, its general partner; by William Woo, its Managing Member

KEP X, LLC

Signature:	/s/ William Woo
By: William Woo, its Managing Member

KSN FUND X, L.P.

Signature:	/s/ William Woo
By: Kelso GP X, L.P., its general partner; by Kelso GP X, LLC, its general partner; by William Woo, its Managing Member

KELSO GP X, L.P.

Signature:	/s/ William Woo
By: Kelso GP X, LLC, its general partner; by William Woo, its Managing Member

KELSO GP X, LLC

Signature:	/s/ William Woo
By: William Woo, its Managing Member

ANNEX A

Set forth below is the name, position and present principal occupation of the directors and officers of KEP X, LLC. Except as otherwise indicated, the business address of each of such persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

Name	Title/Principal Occupation or Employment
Philip E. Berney	Co-President
Frank J. Loverro	Co-President
James J. Connors, II	Vice President, Secretary and General Counsel
Howard A. Matlin	Vice President, Treasurer and Assistant Secretary
Christopher L. Collins	Vice President and Assistant Treasurer
A. Lynn Alexander	Vice President
Stephen C. Dutton	Vice President
Matthew S. Edgerton	Vice President
Alec J. Hufnagel	Vice President
John K. Kim	Vice President
Henry Mannix III	Vice President
Church M. Moore	Vice President
Stanley de J. Osborne	Vice President

Set forth below is the name, position and present principal occupation of the directors and officers of Kelso GP X, LLC. Except as otherwise indicated, the business address of each of such persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

Philip E. Berney	Co-President
Frank J. Loverro	Co-President
James J. Connors, II	Vice President
Howard A. Matlin	Vice President, Treasurer and Assistant Secretary
Christopher L. Collins	Vice President and Assistant Treasurer
A. Lynn Alexander	Vice President
Stephen C. Dutton	Vice President
Matthew S. Edgerton	Vice President
Alec J. Hufnagel	Vice President
John K. Kim	Vice President
Henry Mannix III	Vice President
Church M. Moore	Vice President
Stanley de J. Osborne	Vice President
William Wood	Vice President, Secretary and General Counsel
David L. Cohen	Vice President
Michael Nicholas	Vice President